
June 22, 2023

Gareth Sheridan
Chief Executive Officer
NutriBand Inc.
121 South Orange Ave., Suite 1500
Orlando, FL 32801

> **Re: NutriBand Inc.**
> **Form 8-K filed January 5, 2023**
> **File No. 001-40854**

Dear Gareth Sheridan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Industrial Applications and
                                           Services

cc: Michael Paige, Esq.